SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated February 10, 2003, announcing the signing of a new 3-year syndicated credit facility for the amount of Euro 5 billion

www.francetelecom.com

Press Release

France Telecom pursues its refinancing with a new Euro 5 billion facility replacing Tranche A of its existing syndicated facility.

Paris, February 10, 2003—France Telecom announced today the signing of a new 3-year syndicated credit facility in the amount of Euro 5 billion. The new facility will replace the A tranche, of Euro 5 billion, which was included in the Euro 15 billion syndicated facility dated February 2002 (also comprising of a B tranche of Euro 10 billion which will mature in February, 2005).

France Telecom has elected not to exercise the one-year Term Out option which was available to extend the maturity under Tranche A.

Terms and conditions on the new Euro 5 billion will be consistent with the 3-year Euro 10 billion Tranche B of the existing facility.

Fifteen banks, both French and international, initially underwrote the new facility as Mandated Lead Arrangers and Bookrunners for approximately Euro 333 million each. These 15 banks are: ABN AMRO Bank N.V., Barclays Capital, BNP Paribas, HSBC CCF, CDC Finance CDC - Ixis, Citigroup, Crédit Agricole Indosuez, Crédit Lyonnais, Deutsche Bank AG, Dresdner Kleinwort Wasserstein Limited, J.P. Morgan plc, Natexis Banques Populaires, SG Investment Banking, The Royal Bank of Scotland plc and WestLB AG, with Barclays Capital, Citigroup, Crédit Agricole Indosuez and SG Investment Banking acting as global coordinators.

Banco Bilbao Vizcaya Argentaria, S.A., Paris Branch, Crédit Mutuel - CIC, Industrial and Commercial Bank of China, Luxembourg Branch and ING Bank N.V. joined the initial group of underwriters as Mandated Lead Arrangers, The Bank of Tokyo-Mitsubishi, Ltd as Mandated Senior Arranger, and Goldman Sachs International Bank and Morgan Stanley Dean Witter Bank Limited as Mandated Co-Arrangers.

A general syndication is expected to be launched prior to the end of the month with the aim of being closed after France Telecom’s full year 2002 results are announced.

Press Contact:

Nilou du Castel nilou.ducastel@francetelecom.com	Tel. : +33 (0)1 44 44 93 93

Emilie Richer emilie.richer@francetelecom.com	Tel. : +33 (0)1 44 44 93 93

This press release is not an offer to sell securities or the solicitation of an offer to buy securities.

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone : +33 1 44 44 22 22 Fax : +33 1 44 44 80 34

SA au capital de 4 098 463 604 - 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 11, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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